Exhibit 99.1

TeliaSonera's Annual General Meeting

STOCKHOLM, Sweden--(BUSINESS WIRE)--March 26, 2007--The Annual General Meeting of TeliaSonera AB (publ) will be held on Tuesday, April 24, 2007 at 5 p.m. Swedish time 2007 at Stockholmsmassan in Alvsjo, Stockholm. Please find attached an English translation of the notice.

TeliaSonera will publish the notice to the Annual General Meeting in Post- och Inrikes Tidningar, Dagens Nyheter and Svenska Dagbladet in Sweden on Monday, March 26, 2007. The call center will be open from March 26, 2007 at 9.00 a.m. Swedish time for notification of participation.

Ordinary Annual General Meeting in TeliaSonera AB (publ)

The shareholders of TeliaSonera AB (publ) are hereby summoned to the ordinary Annual General Meeting at 5.00 p.m. Swedish time on Tuesday, April 24, 2007 at Stockholmsmassan in Alvsjo, Stockholm. The premises will open at 4.00 p.m. Swedish time. Refreshments will be served before the meeting starts. The Annual General Meeting will be interpreted into English and Finnish.

Right to participate

Shareholders wishing to participate in the Annual General Meeting must

-- be listed as shareholders in the printout of the register of shareholders issued by VPC AB on Wednesday, April 18, 2007, and

-- have notified TeliaSonera AB of their intent to participate in the Annual General Meeting not later than 4.00 p.m. Swedish time on Wednesday, April 18, 2007.

Right to follow on distance via Internet

Shareholders wishing to follow the Annual General Meeting on distance via an Internet connection must

-- be listed as shareholders in the printout of the register of shareholders issued by VPC AB on Friday, March 30, 2007, and

-- have notified TeliaSonera AB of their intent to follow the Annual General Meeting on distance via an Internet connection not later than 4.00 p.m. Swedish time on Wednesday, April 18, 2007.

Shareholders following the Annual General Meeting via an Internet connection are considered as guests and can only follow the Annual General Meeting and are not able to vote, make proposals or express opinions. Shareholders who have fulfilled the above criterions and notified their intention to follow the Annual General Meeting on distance via an Internet connection will be provided with details of the connection and their personal passwords.

Please note that following the Annual General Meeting via an Internet connection requires a PC, Operating system: Windows XP, Web browser: Internet Explorer 6, Media player: Windows Media Player 9 or higher, Internet connection for good quality: Broadband with a speed of 1 Mbps or faster (not a requirement).

Notice etc.

Notice of participation can be made in writing to TeliaSonera AB, Box 10, SE-182 11 Danderyd, Sweden, by telephone +46 8 611 6015, by fax +46 8 611 6017, or, for private individuals, via the Internet at www.teliasonera.com under section Investor Relations. Notice may be provided by phone on weekdays between 9.00 a.m. and 5.00 p.m. Swedish time (however, not later than 4.00 p.m. on Wednesday, April 18).

The notice must include name/company, social security/corporate registration number, address, telephone number (office hours) and number of accompanying persons. To facilitate admission to the Annual General Meeting, powers of attorney, registration certificates and other authorizing documents should be sent to the Company at the above address at the latest by Friday, April 20, 2007.

Please note that any powers of attorney must be submitted in the original, and thus cannot be sent via the Internet or fax.

In order to be able to participate in the Annual General Meeting, shareholders who have allowed their shares to be registered in trust must temporarily re-register their shares in the register of shareholders under their own names by Wednesday, April 18, 2007. These shareholders must notify their trustees of this well in advance of Wednesday, April 18, 2007 when the re-registrations shall have been completed. This procedure may also be applicable for shareholders who are using a bank's share deposit and/or are trading via the Internet. Shareholders must contact their trustee well in advance for more information.

As Finnish shareholders within the Finnish book-entry system (APK) are nominee registered at VPC, these Finnish shareholders have to contact APK, by e-mail: tilinhoitajapalvelut@ncsdgroup.com or by phone: +358 9 6862 0609, for re-registration well in advance of April 18, 2007 to be able to participate in the Annual General Meeting.
Please note that APK will not automatically re-register all shareholders. Please also note that these Finnish shareholders still have to notify TeliaSonera of their intention to participate as described above.

Notice to follow on distance via Internet

The above notice procedure applies also to shareholders who only intend to follow the Annual General Meeting via an Internet connection except that the re-registration of the shares is not necessary.

For shareholders wishing to participate in the Annual General Meeting through a representative and to personally follow the Annual General Meeting via an Internet connection the notice procedure as a whole will apply.

The CEO's speech at the Annual General Meeting, will be posted on the homepage at www.teliasonera.com under section Investor Relations, after the meeting.

Agenda:

Opening of the Annual General Meeting

1. Election of chairperson of the meeting

2. Election of two persons to check the meeting minutes along with the chairperson

3. Preparation and approval of voting register

4. Adoption of agenda

5. Confirmation that the meeting has been duly and properly convened

6. Presentation of the Annual Report and Auditor's Report, Consolidated Financial Statements and Group Auditor's Report for 2006. Speech by President Anders Igel in connection herewith and a description of the Board of Directors work during 2006

7. Resolution to adopt the Income Statement, Balance Sheet, Consolidated Income Statement and Consolidated Balance Sheet

8. Resolution concerning appropriation of the Company's profits as per the adopted Balance Sheet, and setting of record date for the stock dividend

9. Resolution concerning discharging of members of the Board of Directors and the President from personal liability for the administration of the Company in 2006

10. Resolution concerning number of board members and deputy board members to be elected by the Annual General Meeting

11. Resolution concerning remuneration to the Board of Directors

12. Election of Board of Directors. The election will be preceded by information from the chairperson concerning positions held in other companies by the candidates

13. Election of chairman of the Board of Directors

14. Election of nomination committee

15. The Board of Directors` proposal for guidelines for remuneration of the executive management

16. The shareholder TeliaSonera Aktieagarforening's proposal to oblige the Board of Directors to employ at least one customerombudsman

17. The shareholder TeliaSonera Aktieagarforening's proposal that Annual General Meetings take place at the same time in both Stockholm and Helsinki

18. The shareholder TeliaSonera Aktieagarforening's proposal that also the shareholders with few and medium number of shares shall be represented in the nomination committee

19. The shareholder TeliaSonera Aktieagarforening's proposal that the instructions for the nomination committee should clearly state that the committee in its work should aim at increased equality between men and women

20. The shareholder Murray Swanson's proposal that the Annual General Meeting authorizes and instructs the Management and Board of Directors of TeliaSonera to enlist the good offices of the Swedish Ambassador to the United States and the United States Ambassador to Sweden to assist them in crafting a settlement with Murray Swanson and the Sonera US Management Team that fairly respects and recognizes their contributions to TeliaSonera and that is consistent with TeliaSonera's Shared Values and Business Ethics as well as all applicable Organisation for Cooperation and Development Guidelines. Closing of the Annual General Meeting

Item 8 - Dividend

The Board of Directors proposes that a dividend of SEK 6.30 per share be distributed to the shareholders, and that April 27, 2007 be set as the record date for the dividend. If the Annual General Meeting adopts this proposal, it is estimated that disbursement from VPC AB will take place on May 3, 2007.

Items 1, 10, 11, 12, 13 and 14 regarding the Board of Directors and remuneration a.o. The Nomination Committee consists of the following persons: Jonas Iversen, the Chairman (Swedish state), Markku Tapio (Finnish state), KG Lindvall (Robur), Lennart Ribohn (SEB), Christer Gardell (Cevian Capital) and the Chairman of the Board of Directors Tom von Weymarn. The Nomination Committee presents the following proposals:

-- Chairman of the meeting: Sven Unger

-- Number of board members: Seven, no deputees

-- Remuneration to the Board of Directors: Remuneration to the Board of Directors until the next AGM would be SEK 900 000 (earlier 800 000) to the Chairman, SEK 400 000 to each other
Board member elected by the AGM. The chairman of the Board's audit committee would receive remuneration of SEK 150 000 and other members of the audit committee would receive SEK 100 000 each, and the chairman of the Board's remuneration committee would receive SEK 40 000 and other members of the remuneration committee would receive SEK 20 000 each.

-- Election of Board of Directors: Re-election of Maija-Liisa Friman, Conny Karlsson, Lars G Nordstrom, Timo Peltola, Jon Risfelt, Caroline Sundewall and Tom von Weymarn. Presentation of the candidates nominated by the Nomination Committee for election to the Board of Directors is available at the website of TeliaSonera www.teliasonera.com see section Investor Relations and will be also available at the Annual General Meeting as well.

-- Chairman of the Board of Directors: Tom von Weymarn

-- Nomination Committee: Jonas Iversen, (Swedish state), Markku Tapio (Finnish state), KG Lindvall (Robur), Lennart Ribohn (SEB) and the Chairman of the Board of Directors Tom von
Weymarn.

Item 15 - Guidelines for remuneration of the executive management

The Board of Directors proposes the following:

To attract and retain talents, TeliaSonera shall offer competitive total remuneration packages, without being the market leader as regards remuneration.

The salary levels shall be aligned with the salary levels in the market in which the executive in question is employed. The salaries shall be set and reviewed on an individual basis considering salaries for comparable positions, the level of responsibility and the executive's experience and performance.

TeliaSonera may use variable salaries. Such salaries shall be defined in a plan for a set period, normally a calendar year. Precise targets shall be set in a way that promotes TeliaSonera's business goals. Both financial and non-financial targets may be used.

The level of the variable salary may vary between executives; the CEO may have a maximum 50 % of the annual base salary as a variable salary and other executives may have a maximum 35 % of the annual base salary as a variable salary.

If and when the board would find a stock related long term incentive program appropriate, such a program shall be decided upon by the shareholders' meeting.

Pension plans shall follow local market practice. If possible, the defined contribution system shall be used for new executives.

The contract between the company and executives shall require a period of at least six months from the employee and maximum 12 months  (6 month for the CEO) from the company with respect to resignation or termination of employment. Upon termination by the company, the executive shall be entitled to severance pay equal to his fixed monthly salary for a period of maximum 12 months (24 month for the CEO). Other income shall be deducted from the severance amount. If the executive resigns his or her position, he or she shall not be entitled to severance pay.

Other benefits, such as for example company car, shall follow local market practises. The board of directors may allow minor deviations on an individual basis from this remuneration policy. The above guidelines apply for the executive management of TeliaSonera AB.

Annual Report etc.

The Annual Report and the Auditor's Report for fiscal year 2006, the proposal of the Board of Directors of distribution of dividend and a statement thereof, the Board of Directors' proposal for remuneration policy and documents received from the shareholders that have raised items on the agenda will be available at TeliaSonera AB, Investor Relations, Sturegatan 1, Stockholm, Sweden, as of Tuesday April 10, 2007 and will be published at the website of TeliaSonera www.teliasonera.com see section Investor Relations. All the documents will be kept available at and are available by request to any shareholder who wishes to obtain them by writing to: TeliaSonera AB, Box 10, SE-182 11 Danderyd, Sweden or by telephone +46-8-611 6015.

Stockholm, March 2007
The Board of Directors

Shareholders' information meeting in Finland
A Finnish shareholders' information meeting will be arranged on April 25, 2007 at 4.00 p.m. Finnish time at the Finlandia house, Helsinki. The Finnish shareholders will there have the possibility to meet representatives from the management and the board in person. Notice of intention to attend the Finnish Shareholders' information meeting can be done as described below, however not later than April 16:

-- by phone: +358 (0)2040 54444

-- by e-mail: communications-fi@sonera.com Information and a link to the notification per e-mail can be found on TeliaSonera's website: www.teliasonera.se under section Investor Relations

Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

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CONTACT: TeliaSonera AB, +46-(0)8-713 58 30